Term Sheet No. J100 To the Product Supplement No. F-I dated September 22, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 September 22, 2009
Credit Suisse
Structured Investments	Credit Suisse $ 3.85% Reverse Convertible Securities due December 31, 2009 Linked to Crude Oil
General
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The securities are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation in the price of crude oil and be willing to lose some or all of their investment.

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The securities will pay interest at an interest rate of 3.85% (equivalent to 15.40% per annum) at maturity. However, the securities do not guarantee any return of your principal amount at maturity. Instead the payment at maturity will be based on the Final Price and whether on any trading day during the Observation Period the Closing Price of the Underlying reaches or falls below the Knock-In Level, as described below.

•	Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing December 31, 2009†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
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The securities are expected to price on or about September 25, 2009 (the “Trade Date”) and are expected to settle on or about September 30, 2009. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse, acting through its Nassau Branch
Underlying:
The securities are linked to the price of West Texas Intermediate light sweet crude oil (see “Closing Price” below). For additional information about the Underlying, see the information set forth under “The Underlying” herein.

Interest Rate:	3.85% during the term of the securities (equivalent to 15.40% per annum), paid on the Maturity Date and calculated on a 30/360 basis.
Interest Payment Date:	Interest on the securities will be payable on the Maturity Date.
Redemption Amount:
You will be entitled to receive a Redemption Amount in cash at maturity based upon the performance of the Underlying during the term of the securities and whether a Knock-In Event has occurred. The Redemption Amount will be calculated as follows:

• If a Knock-In Event has not occurred during the Observation Period, you will be entitled to receive a cash payment equal to 100% of the principal amount of your securities at maturity;
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If a Knock-In Event has occurred during the Observation Period, but the Final Price is greater than or equal to the Initial Price, you will be entitled to receive a cash payment equal to 100% of the principal amount of your securities at maturity;

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If a Knock-In Event has occurred during the Observation Period and the Final Price is less than the Initial Price, you will be entitled to receive a cash payment equal to the principal amount of securities you hold multiplied by the sum of 1 plus the Underlying Return.

If the Final Price is less than the Initial Price and a Knock-In Event has occurred, you will receive less than the principal amount of your securities at maturity and you could lose your entire principal amount.

Knock-In Event:	A Knock-In Event occurs if, on any trading day during the Observation Period, the Closing Price of the Underlying reaches or falls below its Knock-In Level.
Knock-In Level:	Expected to be 75% of the Initial Price (to be determined on the Trade Date).
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Underlying Return:	Final Price – Initial Price
Initial Price
Initial Price:	The Closing Price of the Underlying on the Trade Date.
Final Price:	The Closing Price of the Underlying on the Valuation Date.
Closing Price:
On any trading day, the official settlement price on the New York Mercantile Exchange (the “NYMEX”) of the first nearby month futures contract for West Texas Intermediate light sweet crude oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg Ticker: CL1 (<Comdty>), on such trading day, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg Ticker: CL2 (<Comdty>).

Valuation Date†:	December 28, 2009
Maturity Date†:	December 31, 2009
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546ENB6
† Subject to postponement in the event of a market disruption event as described herein under “Market Disruption Events” or early acceleration in the event of a hedging disruption event as described herein under “Commodity Hedging Disruption Events.”
Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this term sheet and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, the product supplement, prospectus supplement and prospectus, if you so request by calling 1-800-221-1037.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per security	$1,000.00	$2.50	$997.50
Total	$	$	$
(1) Certain fiduciary accounts will pay a purchase price of $997.50 per security, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed 0.25% of the principal amount of the securities.
The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The securities are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

JPMorgan
Placement Agent

September 22, 2009

Additional Terms Specific to the Securities

You should read this term sheet together with the product supplement dated September 22, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. F-I dated September 22, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909008468/a2194657z424b2.htm

•	Prospectus supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for Each& amp; #160;$1,000 Principal Amount

The table below illustrates the hypothetical Redemption Amounts for a $1,000 principal amount of securities for a hypothetical range of performance of the Underlying from −100% to +100%. The table and the examples below assume a hypothetical Initial Price of $70 and a Knock-In Level of 75% of the Initial Price of the Underlying. The actual Initial Price and Knock-In Level will be determined on the Trade Date. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table and the examples below have been rounded for ease of analysis.

	Percentage Change in the	A Knock-In Event Does Not Occur During the Observation Period		A Knock-In Event Does Occur During the Observation Period
Final Price ($)	Price of the Underlying	Underlying Return	Redemption Amount*	Underlying Return	Redemption Amount*
140.00	100.00%	N/A	$1,000.00	N/A	$1,000.00
133.00	90.00%	N/A	$1,000.00	N/A	$1,000.00
126.00	80.00%	N/A	$1,000.00	N/A	$1,000.00
119.00	70.00%	N/A	$1,000.00	N/A	$1,000.00
112.00	60.00%	N/A	$1,000.00	N/A	$1,000.00
105.00	50.00%	N/A	$1,000.00	N/A	$1,000.00
98.00	40.00%	N/A	$1,000.00	N/A	$1,000.00
91.00	30.00%	N/A	$1,000.00	N/A	$1,000.00
84.00	20.00%	N/A	$1,000.00	N/A	$1,000.00
77.00	10.00%	N/A	$1,000.00	N/A	$1,000.00
73.50	5.00%	N/A	$1,000.00	N/A	$1,000.00
70.00	0.00%	N/A	$1,000.00	0.00%	$1,000.00
66.50	−5.00%	N/A	$1,000.00	−5.00%	$950.00
63.00	−10.00%	N/A	$1,000.00	−10.00%	$900.00
56.00	−20.00%	N/A	$1,000.00	−20.00%	$800.00
52.50	−25.00%	N/A	N/A	−25.00%	$750.00
49.00	−30.00%	N/A	N/A	−30.00%	$700.00
42.00	−40.00%	N/A	N/A	−40.00%	$600.00
35.00	−50.00%	N/A	N/A	−50.00%	$500.00
28.00	−60.00%	N/A	N/A	−60.00%	$400.00
21.00	−70.00%	N/A	N/A	−70.00%	$300.00
14.00	−80.00%	N/A	N/A	−80.00%	$200.00
7.00	−90.00%	N/A	N/A	−90.00%	$100.00
0.00	−100.00%	N/A	N/A	−100.00%	$0.00

* You will be entitled to receive at maturity any accrued and unpaid interest in cash, in addition to the Redemption Amount.

Hypothetical Examples of Redemption Amounts Payable at Maturity

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated. Regardless of the performance of the Underlying or the payment you receive at maturity, you will receive a single interest payment at maturity of approximately $38.50 for each $1,000 principal amount of securities.

Example 1: A Knock-In Event has not occurred and the price of the Underlying increases from the Initial Price of $70 to a Final Price of $84. Since a Knock-In Event has not occurred, the Redemption Amount is equal to the principal amount and the investor receives a payment at maturity of $1,000 per $1,000 principal amount of securities.

Example 2: A Knock-In Event has not occurred and the price of the Underlying decreases from the Initial Price of $70 to a Final Price of $56. Since a Knock-In Event has not occurred, the Redemption Amount is equal to the principal amount even though the Final Price is less than the Initial Price and the investor receives a payment at maturity of $1,000 per $1,000 principal amount of securities.

Example 3: A Knock-In Event has occurred and the price of the Underlying increases from the Initial Price of $70 to a Final Price of $84. Since a Knock-In Event has occurred and the Final Price is greater than the Initial Price, the Redemption Amount is equal to the principal amount and the investor receives a payment at maturity of $1,000 per $1,000 principal amount of securities.

Example 4: A Knock-In Event has occurred and the price of the Underlying decreases from the Initial Price of $70 to a Final Price of $56. The Redemption Amount when a Knock-In Event has occurred and the Final Price is less than the Initial Price is calculated as follows:

Underlying Return = [($56 - $70)/$70] = −20%
Redemption Amount = Principal × (1 + Underlying Return)
Redemption Amount = $1,000 × 0.80
Redemption Amount = $800

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $800 per $1,000 principal amount of securities since a Knock-In Event has occurred and the Final Price is less than the Initial Price. In these circumstances, you will participate in any depreciation in the price of the Underlying from the Initial Price to the Final Price.

Selected Purchase Considerations

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THE SECURITIES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING – The securities will pay 3.85% (equivalent to 15.40% per annum) interest over the term of the securities, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the securities are our senior unsecured obligations, any interest payment and the payment of any amount at maturity are subject to our ability to pay our obligations as they become due.

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THE SECURITIES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL – The return of your principal amount at maturity is protected provided that the Final Price does not decline from the Initial Price or the Closing Price of the Underlying does not reach or fall below the Knock-In Level on any trading day during the Observation Period. However, if the Final Price is less than the Initial Price and the Closing Price of the Underlying has reached or fallen below the Knock-In Level on any trading day during the Observation Period, you could lose your entire principal amount.

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PRINCIPAL REPAYMENT BASED ON THE PRICE OF CRUDE OIL – Whether you will receive any of your principal amount at maturity is based on the price of West Texas Intermediate light sweet crude oil (“crude oil”) and whether a Knock-In Event occurs during the Observation Period. Crude oil is traded on the NYMEX. The price of crude oil on any trading day is the official settlement price on the NYMEX of the first nearby month futures contract for West Texas Intermediate light sweet crude oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg Ticker: CL1 <Comdty>) on such day, provided that if such day falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the price will be the official settlement price on the NYMEX of the second nearby month futures contract (Bloomberg Ticker: CL2 <Comdty>). For additional information about the Underlying, see the information set forth under “The Underlying” herein.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE SECURITIES – If a commodity hedging disruption event (as defined under “Commodity Hedging Disruption Events” below) occurs, we will have the right, but not the obligation, to accelerate the payment on the securities. The amount due and payable per $1,000 principal amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. In the event of early acceleration of the securities, the investor will receive an interest payment based on the interest rate set forth on the cover of this term sheet and on the length of time the securities have been outstanding as determined by the calculation agent. Please see the risk factor entitled “Commodity Futures Contracts are Subject to Uncertain Legal and Regulatory Regimes” for more information.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS – Please refer to “Certain United States Federal Income Tax Considerations” in this term sheet for a discussion of certain U.S. federal income tax considerations for making an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments related to the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your investment. Any loss of your principal amount may offset or exceed any gain from the interest payment on the securities. The payment at maturity will be based on the Final Price and whether the Closing Price of the Underlying reaches or falls below the Knock-In Level on any trading day during the Observation Period. If the Final Price is less than the Initial Price and the Closing Price of the Underlying on at least one trading day during the Observation Period reached or fall below the Knock-In Level, you will lose an amount equal to 1% of the principal amount of your securities for every 1% that the Final Price is less than the Initial Price. Accordingly, you may lose the entire principal amount of your securities.

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THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the securities prior to maturity.

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A KNOCK-IN EVENT MAY OCCUR ON ANY TRADING DAY DURING THE OBSERVATION PERIOD – If on any trading day during the Observation Period, the Closing Price of the Underlying reaches or falls below the Knock-In Level, you will be fully exposed to any depreciation in the price of the Underlying at maturity. Under these circumstances, and if the Final Price is less than the Initial Price, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Price as compared to the Initial Price. You will be subject to this potential loss of principal even if the price of the Underlying subsequently increases such that the Final Price is greater than the Knock-In Level.

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YOUR RETURN ON THE SECURITIES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE UNDERLYING – Unless (i) the Final Price is less than the Initial Price and (ii) on any trading day during the Observation Period, the Final Price reaches or falls below the Knock-In Level, for each $1,000 principal amount of securities, you will be entitled to receive only $1,000 at maturity plus accrued and unpaid interest, regardless of any appreciation in the value of the Underlying, which may be significant. Accordingly, the return on the securities may be significantly less than the return on a direct investment in the Underlying during the term of the securities.

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COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE UNDERLYING – Market prices of the commodity futures contracts comprising the Underlying tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the securities to be more volatile than the values of traditional securities. These and other factors may affect the price of the Underlying, and thus the value of your securities, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

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GLOBAL ENERGY COMMODITY PRICES ARE PRIMARILY AFFECTED BY THE GLOBAL DEMAND FOR AND SUPPLY OF THESE COMMODITIES, BUT ARE ALSO SIGNIFICANTLY INFLUENCED BY SPECULATIVE ACTIONS AND BY CURRENCY EXCHANGE RATES – Prices for energy commodities, which includes crude oil, are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to oil specifically, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodities futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of Oil and Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as crude oil is generally linked to economic activity, and will tend to reflect general economic conditions.

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SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY – The securities are linked exclusively to the price of crude oil and not to a diverse basket of commodities or a broad-based commodity index. The price of crude oil may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than securities linked to the prices of multiple commodities or a broad-based commodity index.

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OWNING THE SECURITIES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS – The return on your securities will not reflect the return you would realize if you actually held the commodity contracts comprising the Underlying. A holder of the securities will not have any direct or indirect rights to any commodity contracts.

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COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES – The commodity futures contract that comprises the Underlying is subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities and affect the value of the Underlying. The Commodity Futures Trading Commission (“CFTC”) has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. We or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on your securities. If the payment on your securities is accelerated, your investment may result in a loss, you may receive less than the anticipated amount of interest and you may not be able to reinvest the proceeds in a comparable investment. Please see “Commodity Hedging Disruption Events” herein for more information.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE PRICE OF THE UNDERLYING, AND THEREFORE THE VALUE OF THE SECURITIES – The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a trading day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of the Underlying and, therefore, the value of your securities.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

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LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the price of the Underlying during the Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time to maturity of the securities;

•	the supply and demand trends for crude oil;

•	interest and yield rates in the market generally;

•
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the commodity comprising the Underlying or markets generally and which may affect the value of the commodity futures contracts, and thus the price of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

The Underlying

The securities are linked to the price of West Texas Intermediate light sweet crude oil which is quoted and traded on the New York Mercantile Exchange. The official U.S. dollar cash buyer settlement price of crude oil is the official U.S. dollar cash buyer settlement price (expressed in dollars per barrel) of the first nearby month West Texas Intermediate light sweet crude oil futures contract, quoted by NYMEX and displayed on Bloomberg under the symbol “CL1”<Comdty>, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: “CL2”<Comdty>) on such trading day.

Historical Information

The following graph sets forth the historical performance of West Texas Intermediate light sweet crude oil based on the closing prices of the Underlying from January 1, 2004 through September 21, 2009. The closing price of the Underlying on September 21, 2009 was $69.45. We obtained the closing prices below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Underlying during the term of the securities or on the Valuation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Market Disruption Events

Notwithstanding anything to the contrary in the accompanying product supplement, the following market disruption events will apply to the securities and supercede those included in the accompanying product supplement.

A “market disruption event” is the occurrence on any date or any number of consecutive dates of any one or more of the following circumstances: (a) a termination or suspension of, or a material limitation or disruption in trading in the exchange traded futures contracts that comprise the Underlying (the “Commodity”) that prevents the relevant exchange on which the Commodity is traded from establishing an official settlement price for such contract as of the regularly scheduled time; (b) the settlement price for the Commodity is a “limit price,” which means that the settlement price for such contract for a day has increased or decreased from the previous day’s settlement price by the maximum amount permitted under applicable exchange rules; (c) failure by the applicable exchange or other price source to announce or publish the settlement price for the Commodity; and (d) failure of the Underlying sponsor to publish the value of the Underlying, subject to certain adjustments below.

If the calculation agent determines that a market disruption event exists with respect to a Commodity on the Valuation Date, then the calculation agent will determine a Special Ending Price and use this Special Ending Price when calculating the Final Price of the Underlying. A Special Ending Price will be determined in the following manner: the official settlement price for the Commodity will be the official settlement price for the first subsequent trading day upon which no market disruption event occurs. If the calculation agent determines that a market disruption event exists with respect to the Commodity on each of the five trading days immediately following the Valuation Date, (a) the fifth succeeding trading day after the original Valuation Date will be deemed to be the Valuation Date, notwithstanding the market disruption event, and (b) the calculation agent will determine the settlement price on that deemed Valuation Date using its good faith estimate of the settlement price for the Commodity that would have prevailed on the applicable exchange but for the suspension or limitation, as of the valuation time on the deemed Valuation Date. As a result of the foregoing, a Special Ending Price may differ substantially from the price of the Underlying that would have been obtained in the absence of a market disruption event.

In the event that a market disruption event exists with respect to the Commodity on the Valuation Date, the Maturity Date of the securities will be the third business day following the day as of which the Final Price has been calculated. No interest or other payment will be payable because of any such postponement of the Maturity Date.

Commodity Hedging Disruption Events

If a commodity hedging disruption event (as defined below) occurs, we will have the right, but not the obligation, to accelerate the payment on the securities by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the business day immediately following the day on which such commodity hedging disruption event occurred. The amount of interest due and the amount payable per $1,000 principal amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the Depository Trust Company (“DTC”) of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a commodity hedging disruption event.

A “commodity hedging disruption event” means that:

(a)
due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the Trade Date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities (“hedge positions”), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b)
for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the securities, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof , all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as (1) a put option (the “Put Option”) that requires the holder to cash settle against the value of the Underlying for an amount equal to the Deposit (as defined below) if the Underlying declines to a defined floor level and ends up equal to or less than the

Initial Price and (2) a deposit with us of cash, in an amount equal to the amount paid for a security (the “Deposit”) to secure the holder’s potential obligation to cash settle against the value of the Underlying. We intend to treat the securities consistent with this approach. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of a security, each holder agree to treat the securities as consisting of a Deposit and a Put Option with respect to the Underlying for all U.S. federal income tax purposes. The balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute “contingent payment debt instruments” that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss.

It is also possible that the IRS would seek to characterize your securities as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. Alternatively, in the event that the securities have a term of more than one year and reference an equity interest in a “pass-thru entity” within the meaning of Code section 1260 (which includes shares in, among others, an exchange-traded fund, a regulated investment company, a real estate investment trust, a partnership or trust), the IRS might assert that the securities constitute a “constructive ownership transaction.” If the securities were treated as a constructive ownership transaction, under Code section 1260, all or a portion of your gain, if any, from the securities would be recharacterized as ordinary income, and you would be required to pay additional tax calculated by reference to interest on the tax on such recharacterized income. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, the portion of each stated interest coupon on the security that should be treated as interest on the Deposit is 0.286% and the balance should be treated as put premium received by the U.S. Holder in respect of the Put Option to us (the “Put Premium”).

Interest Payments on the Securities

We will treat the Deposit as a debt obligation issued by us. Accordingly, we will treat each coupon payment as consisting of interest of 0.286% on the Deposit and the balance as Put Premium paid to you. U.S. Holders should therefore include such interest component of the coupon in income as received or accrued, based on their method of accounting.

Put Premium and Payment of Redemption Amount on the Securities

A U.S. Holder should not be subject to tax upon receipt of the Put Premium.

If a Knock-In Event has occurred, a U.S. Holder will receive cash equal to the amount described on the cover of this term sheet under “Redemption Amount” and should recognize short-term capital gain or loss equal to the difference between (1) the cash proceeds so received (other than in respect of any accrued but unpaid coupon on the security, which will be taxed as described above under “—Interest Payments on the Securities”) plus the Put Premium, and (2) the U.S. Holder’s tax basis in the security (generally equal to the amount of the Deposit).

If a Knock-In Event has not occurred or the Final Price of the Underlying is greater than the Initial Price, a U.S. Holder will receive cash equal the principal amount of the security and should recognize short-term capital gain or loss equal to the difference between (1) the cash proceeds so received (other than in respect of any accrued but unpaid coupon on the security, which will be taxed as described above under “—Interest Payments on the Securities” plus the Put Premium ) and (2) the U.S. Holder’s tax basis in the security. This difference is expected to equal zero. The Put Option should be deemed to have expired unexercised and the Put Premium received should be treated as short-term capital gain at such time.

Sale or Exchange of the Securities

Upon a sale or exchange of a security, a U.S. Holder should allocate the sale proceeds received between the Deposit and the Put Option on the basis of their respective fair market values on the date of sale. The U.S. Holder should generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between the amount of the sale proceeds allocable to the Deposit and the U.S. Holder’s adjusted tax basis in the Deposit (which will generally equal the issue price of the security). Except to the extent attributable to accrued but unpaid interest with respect to the Deposit, which will be subject to tax as described above under “—Interest Payments on the Securities,” such gain or loss will be long-term capital gain or loss for securities with a term of more than one year, if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss. A U.S. Holder should recognize short-term capital gain equal to the amount of remaining sale proceeds allocable to the Put Option. If the value of the Deposit exceeds the total sale proceeds received, then the U.S. Holder should be treated as having paid the buyer an amount equal to the amount of such excess in exchange for the buyer’s assumption of the U.S. Holder’s rights and obligations under the Put Option. In such a case, the U.S. Holder should recognize short-term capital gain or loss in an amount equal to the difference between the total Put Premium previously received and the amount of the payment deemed made by the U.S. Holder to the buyer with respect to the assumption of the Put Option. The amount of the accrued but unpaid interest will be added to the sale proceeds allocated to the Deposit in determining the gain or loss in respect of the Deposit.

Non-U.S. Holders Generally

The U.S. withholding tax consequences of any coupon payment in respect of the securities is uncertain. Given the uncertainty, we will withhold U.S. income tax at a rate of 30% on any coupon payment. It may be possible for a non-U.S. Holder (a “Non-U.S. Holder”) to take the position that some or all of a coupon payment is exempt from the 30% U.S. withholding tax or subject to a reduced withholding tax rate under an applicable tax treaty. Any Non-U.S. Holder taking the position that a coupon payment is exempt from the 30% withholding tax or eligible for a reduced rate of U.S. withholding tax may seek a refund or credit of any excess amounts withheld by us by filing an appropriate claim for refund with the IRS.

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities, payment of the redemption amount by us in respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) that was referred to the House Ways and Means Committee of the previous Congress and would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill. No further action was taken on the Bill and it has not been reintroduced in the current Congress. The Bill, if reintroduced with the same language, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder’s tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if reintroduced with the same language and enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $2.50 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. For more information, please refer to “Underwriting” in the accompanying product supplement.

Credit Suisse